UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM CB/A

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(Amendment No. 3)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Mediobanca – Banca di Credito Finanziario Società per Azioni
(Name of Subject Company)

N/A
(Translation of Subject Company’s Name into English (if applicable))

Republic of Italy
(Jurisdiction of Subject Company’s Incorporation or Organization)

Banca Monte dei Paschi di Siena S.p.A.
(Name of Person(s) Furnishing Form)

Ordinary Shares
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Renzo Filippo Riccardo Quagliana General Counsel Banca Monte dei Paschi di Siena S.p.A. Piazza Salimbeni, 3 53100 Siena (SI) Republic of Italy Tel: +39 0577294111

(Name, Address (including zip code) and Telephone Number (including area code)
of Person(s) Authorized to Receive Notices and Communications on Behalf of the Filer)

Copies to:

Michael Immordino
White & Case LLP
Piazza Diaz, 2
20123 Milan, Italy
Telephone: +39 349 974 4892

July 3, 2025
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) The following documents are attached as exhibits to this Form CB:

Exhibit Number
99.1	Offer Document, Dated July 3, 2025.[1]
99.2	Exemption Document, Dated July 3, 2025.[1]
99.3	Acceptance Form.[1]
99.21	Press Release Relating to the Cash Increase in the Consideration of the Voluntary Public Exchange Offer Concerning All the Ordinary Shares of MEDIOBANCA – Banca di Credito Finanziario Società per Azioni, Dated September 2, 2025.[2]
99.22	Updated Acceptance Form.[2]
99.23	Press Release Relating to the Exceeding of the 35% Threshold of the Share Capital of MEDIOBANCA – Banca Di Credito Finanziario Società Per Azioni i.e., the Fulfillment of the Threshold Condition, Dated September 3, 2025.[3]
99.24	Information Document on Related Party Transactions of Major Importance, Pursuant to Article 5 of the Regulation on Related Parties Approved by Consob with Resolution No. 17221 of March 12, 2010, and in Accordance with Annex 4 to the Said Regulation, as well as Pursuant to Paragraph 4.6.1 of the BMPS Regulations on Related Parties, in Relation to the Increase in the Consideration of the Voluntary Public Exchange Offer Promoted by Banca Monte dei Paschi di Siena S.p.A. Concerning All the Ordinary Shares of MEDIOBANCA – Banca di Credito Finanziario Società per Azioni, Dated September 2, 2025.

1 Previously furnished with the Form CB furnished to the Securities and Exchange Commission on July 7, 2025.

2 Previously furnished with the updated Form CB furnished to the Securities and Exchange Commission on September 3, 2025.

3 Previously furnished with the updated Form CB furnished to the Securities and Exchange Commission on September 4, 2025.

(b) Not applicable.

Item 2. Informational Legends

A legend complying with Rule 802(b) under the U.S. Securities Act of 1933, as amended, is included in each of the documents referred to in Item 1.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibit Number
99.4	Consolidated Annual Report of Banca Monte dei Paschi di Siena S.p.A. as at December 31, 2024.[1]
99.5	Consolidated Interim Report of Mediobanca – Banca di Credito Finanziario Società per Azioni for the Six Months Ended December 31, 2024.[1]
99.6	Consolidated Annual Accounts and Report of Mediobanca – Banca di Credito Finanziario Società per Azioni as at June 30, 2024.[1]
99.7	Consolidated Interim Report of Banca Monte dei Paschi di Siena S.p.A. as at March 31, 2025.[1]
99.8	Press Release Relating to the Interim Financial Results of Mediobanca – Banca di Credito Finanziario Società per Azioni for the Nine Months Ended March 31, 2025, Dated May 8, 2025.[1]
99.9	Explanatory Report of the Board of Directors of Banca Monte dei Paschi di Siena S.p.A. on the Proposal to Grant the Board with the Power to Increase the Share Capital of the Company, in Connection with the Voluntary Public Exchange Offer Relating to All Ordinary Shares of Mediobanca – Banca di Credito Finanziario Società per Azioni, Dated April 17, 2025.[1]
99.10	Supplementary Note to the Explanatory Report of the Board of Directors of Banca Monte dei Paschi di Siena S.p.A. Dated April 17, 2025, Issued Following a Request for Disclosure of Information from Consob Pursuant to Article 114, Paragraph 5, of Legislative Decree No. 58 of 24 February 1998.[1]
99.11	Information Document Pursuant to Article 70, Paragraph 6, of the Issuers’ Regulation Approved by Consob with Resolution No. 11971 of 14 May 1999, and Subsequent Amendments, in Accordance with Schedule No. 3 of Annex 3B to the Same Issuers’ Regulation, Issued by Banca Monte dei Paschi di Siena S.p.A., Dated April 2, 2025, to Which is Attached the Appraisal Issued by KPMG Advisory S.p.A., in its Capacity as Independent Expert Pursuant to Article 2343-ter, Paragraph 2, Letter B), of the Italian Civil Code.[1]
99.12	Information Document on Related Party Transactions of Major Importance, Pursuant to Article 5 of the Regulation on Related Parties Approved by Consob with Resolution No. 17221 of March 12, 2010, and in Accordance with Annex 4 to the Said Regulation, as well as Pursuant to Paragraph 4.6.1 of the BMPS Regulations on Related Parties, in Relation to the Capital Increase Reserved to the Offer, Issued by Banca Monte dei Paschi di Siena S.p.A., Dated January 30, 2025.[1]
99.13	Explanatory Report of the Board of Directors of Banca Monte dei Paschi di Siena S.p.A. Prepared Pursuant to Articles 2441, Paragraph 6, of the Italian Civil Code and 70, Paragraph 7, Letter A) of the Issuers’ Regulation Approved by Consob with Resolution No. 11971 of 14 May 1999, and Subsequent Amendments, Relating to the Exercise of the Delegation Granted by the Shareholders’ Meeting of Banca Monte dei Paschi di Siena S.p.A., in Extraordinary Session, on April 17, 2025, Pursuant to Article 2443 of the Italian Civil Code, Issued by Banca Monte dei Paschi di Siena S.p.A., Dated June 26, 2025.[1]
99.14	Auditor’s Report Pursuant to Article 2441, Paragraph 4, Sentence 1, and Paragraph 6 of the Italian Civil Code, and Article 158, Paragraph 1, of Legislative Decree No. 58/1998 on the Issue Price of Shares in the Share Capital Increase With Exclusion of Option Rights, Dated June 26, 2025.[1]
99.15	Report Pursuant to Article 2343-ter, Letter B) of the Italian Civil Code with Reference to Maximum No. 833,279,689 Ordinary Shares of Mediobanca – Banca di Credito Finanziario S.p.A. Subject to Possible Contribution in Kind within the Framework of the Voluntary Total Public Exchange Offer Promoted by Banca Monte dei Paschi di Siena S.p.A., Dated June 26, 2025.[1]
99.16	BMPS Group 2024-2028 Business Plan, Dated August 6, 2024.[1]
99.17	Mediobanca Group 2025-2028 Business Plan, Dated June 27, 2025.[1]
99.18	Press Release Relating to the Approval of the Offer Document by CONSOB, Dated July 2, 2025.[1]
99.19	Press Release Relating to the Obtainment of the Antitrust Authorization, Dated July 2, 2025.[1]
99.20	Press Release Relating to the Publication of the Offer Document, the Exemption Document and the Acceptance Form, Dated July 3, 2025.[1]

1 Previously furnished with the Form CB furnished to the Securities and Exchange Commission on July 7, 2025.

PART III - CONSENT TO SERVICE OF PROCESS

Banca Monte dei Paschi di Siena S.p.A. submitted to the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X dated July 7, 2025.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Banca Monte dei Paschi di Siena S.p.A.

/s/ Renzo Filippo Riccardo Quagliana

Name:	Renzo Filippo Riccardo Quagliana
Title:	General Counsel

Date: September 8, 2025